Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Below is a copy of the letter, which was distributed to all Mirant employees regarding the merger of Mirant Corporation and RRI Energy, Inc.

April 11, 2010

Dear Mirant employees:

We have just announced that the boards of directors of Mirant and RRI Energy have agreed to merge the companies and form GenOn Energy, an industry-leading independent power producer with approximately 24,700 megawatts of electric generating capacity. A press release detailing the transaction is attached.

We think our companies are a great fit both culturally and operationally. We have highly complementary organizations with a shared strategic vision and focus on operational excellence. With greater geographic diversity, GenOn will be strategically positioned to serve key markets and will be one of the largest independent power producers by megawatts. GenOn also will have enhanced financial strength and flexibility to navigate through industry cycles and commodity price fluctuations.

I want to emphasize that this is a true merger of equals and that we are committed to utilizing a “best of both companies” approach as we bring our organizations together. Each company will have equal representation on the new Board. I will be GenOn’s chairman and chief executive officer while Mark Jacobs, CEO of RRI Energy, will be GenOn’s president and chief operating officer until 2013 when he is to succeed me as CEO.

Bill Holden from Mirant will be chief financial officer and Mike Jines from RRI Energy will be general counsel. Dave Freysinger from RRI Energy will manage plant operations while Robert Gaudette from Mirant will oversee commercial operations. Anne Cleary from Mirant will be responsible for asset management. GenOn’s corporate headquarters will be located in Houston, while a portion of the Company’s commercial operations and attendant support personnel will remain in Atlanta.

The core values of the two companies are aligned and the goal of the merger is to harness the talents of the best people from both organizations. Although this will mean a certain amount of change and uncertainty for a period of time, we are committed to treating all employees fairly and to keeping you informed as much as possible of new developments. While it is too early to talk specifically about how the integration process might affect individual employees, we expect to make most organizational and personnel decisions within the next 60 days and will keep you apprised of developments along the way. We will of course honor all of our union contracts.

The transaction is expected to close before the end of 2010. Until that time, it is important that we continue to operate independently. Please try to put aside the distractions this announcement will cause and continue to give your all to your day-to-day responsibilities.

I know that you will have questions. To help answer what we can in person, please join me on Tuesday, April 13, at 11 am ET for an all-employee meeting in the Assembly Room to learn more about this announcement. For those of you who are unable to attend the meeting in person, you will be able to participate by webcast. You are also encouraged to visit www.mirant.com to find more information on the transaction and to access the webcast of the investor call we are hosting tomorrow morning at 8:30 am ET/7:30 am CT.

Thank you for your continued hard work and dedication to our company.

Sincerely,

Edward R. Muller
Chairman & CEO

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and RRI Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will mail the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

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